 As filed with the Securities and Exchange Commission on August 2, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

Tuesday, July 26, 2005

TELE2 INTERIM REPORT JANUARY-JUNE 2005

Stockholm – Tuesday, July 26, 2005 – Tele2 AB (“Tele2”, “the Group”) (Stockholmsbörsen: TEL2A and TEL2B), Europe’s leading alternative telecom operator, today announced its consolidated results for the second quarter ended June 30, 2005.

•	Swedish Mobile telephony reported an EBITDA margin of over 45% for Q2 2005
•	EBITDA for Q2 2005 increased to MSEK 1,689 (1,671)
•	Operating revenue for the first six months increased by 12% to MSEK 23,622 (21,090)
•	Profit after tax for the first six months amounted to MSEK 1,159 (1,437)
•	Earnings per share for the first six months amounted to SEK 2.62 (3.20)

The figures shown in parenthesis correspond to the comparable periods in 2004

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

“Since Tele2 last reported in April, we have taken some significant steps in positioning our business for the coming years, ensuring that Tele2 is well placed to meet the opportunities and challenges ahead.

In July we acquired Comunitel in Spain, which provides an excellent platform on which to build our Spanish business. Also in the same month, we announced our intended public bid for Versatel, which immeasurably strengthens our operations in the Netherlands and Belgium. In addition, in mid-June we launched our long awaited mobile service in France and have accelerated our ADSL marketing there, on the back of our agreement with Neuf Telecom.

I am very encouraged by our performance in the second quarter. Our revenues grew by more than 12%, as against Q2 2004 and EBITDA increased to MSEK 1,689.

I would especially like to mention Swedish mobile telephony, which produced an excellent result this quarter with a rise in margins to 45%, mainly as a result of the ongoing success of our Comviq Knock-out offer. We also successfully introduced a copy of Knock-out, called Champion, in Norway.

In Baltic & Russia, revenues grew by 23% and we had our highest ever customer intake of 521,000. In Central Europe, primarily due to the UTA acquisition, revenues grew sharply but what is notable, is the significant rise in Central Europe’s EBITDA margin to 8%.

Tele2 will continue to develop its product offering across Europe, while maintaining our goal of balancing cash flow, growth and profitability.”

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED JUNE 30, 2005

MSEK and thousands of customers	2005 Q2	2004 Q2
Operating Revenue	12,043	10,711
Customer intake	722	1,082
EBITDA	1,689	1,671
EBIT	1,100	1,196
EBT	967	1,136
Operating cash flow	1,143	1,505

Group financial overview for the quarter ended June 30, 2005

Operating revenue

Operating revenue amounted to MSEK 12,043 (MSEK 10,711), corresponding to a growth of 12.4% including, and 11.8% excluding currency effects.

Central Europe showed a continued strong growth of 66%. Growth in the market area Nordic has increased strongly, from 5% in Q1 2005 to 12%. Growth in Baltic & Russia increased from 16% to 23%. Revenue in Southern Europe and in UK & Benelux declined by 1%, primarily attributable to Fixed telephony in the UK, as well as in France and the Netherlands. Tele2’s high fixed market share in France and the Netherlands means that Tele2 is at a point where, until the fixed subscription fee is deregulated, it is increasingly challenging to grow.

Operating revenue from ADSL was MSEK 450 (284), an increase of 58%.

Customer intake

Net customer intake was 722,000 compared to 1,082,000 in Q2 2004. The quarterly intake of Fixed telephony and Internet customers has decreased from 657,000 to 60,000, while the intake of Mobile telephony customers has increased from 427,000 to 666,000. Net intake of ADSL customers was 51,000. The total number of ADSL customers is 668,000, of which more than 450,000 are in Southern Europe. Tele2’s total number of customers is 29.4 million.

Market areas Baltic & Russia and Central Europe represented the bulk of the quarter’s net customer intake. Within these market areas Russia and Hungary were the largest contributors. France, the Netherlands and the UK had a negative net customer intake in the quarter.

Gross customer intake was somewhat lower for the Group as a whole compared to the previous quarter. The absolute churn level was unchanged, but lower as a percent of the total customer base.

ARPU

Group ARPU was SEK 138 in Q2 2005, compared to SEK 146 in Q2 2004 and SEK 137 in Q1 2005. Hence, the sequential ARPU level has been relatively stable in the past few quarters.

Results

Group EBITDA amounted to MSEK 1,689, versus MSEK 1,671 in Q2 2004 and MSEK 1,414 in Q1 2005. The sequential improvement is largely attributable to Sweden, where Mobile telephony has performed well. Compared to Q2 2004, the main driver has been Central Europe, and Germany in particular.

Despite a slight decline in EBITDA, Tele2’s fixed telephony operation in Southern Europe continued to generate a return in line with the company’s resale business model. The EBITDA margin including ADSL for Southern Europe amounted to 8% and excluding ADSL to 13-14%.

ADSL affected total Group EBITDA by circa MSEK –200, higher than the corresponding period last year and in line with Q1 2005.

In Sweden payments to Svenska UMTS-nät AB for capacity utilization affected Swedish mobile EBITDA by some MSEK 70, or MSEK 40 more than in Q2 2004. One-off costs, related to reselling the fixed subscription fee, affected Swedish Fixed telephony and Internet by approximately MSEK 30. In fixed telephony in Sweden, some 100,000 customers chose Tele2’s fixed subscription fee, bringing the total to approximately 400,000.

Group EBIT amounted to MSEK 1,100 (MSEK 1,196). This includes a negative MSEK 20 in share of profit/loss from the 3G company, which is a decrease of MSEK 41 from the corresponding period last year. In addition, depreciation in Central Europe has increased following the acquisition of UTA.

Profit before taxes amounted to MSEK 967 (MSEK 1,136). The financial net includes an internal currency effect of MSEK –107, mainly related to transactions between Tele2 Sweden and Tele2 companies with primarily Euro currency. These internal currency differences have not had any cash effect and were previously included in shareholders’ equity.

Profit after taxes amounted to MSEK 676 (759).

Cash flow and CAPEX

Cash flow stated as EBITDA less CAPEX amounted to MSEK 828 (MSEK 1,302). Investments (CAPEX) amounted to MSEK 861 (MSEK 369), or 7.1% (3.4%) of revenue. MSEK 329 of the investments in Southern Europe is attributable to the upfront payment for access to the ADSL network of Neuf Telecom.

Change in working capital according to the cash flow statement amounted to MSEK –218 (MSEK 6).

Financial comments on the coming quarters

When estimating the financial results for the coming quarters, the following items should be considered:

Payments to Svenska UMTS-nät AB related to capacity purchase are expected to be unchanged in Q3 2005 and to increase to MSEK 90-100 in Q4 2005.

In France, Tele2 will intensify its activities in the French mobile market, following the recently announced agreement with Orange. The experience from other countries indicates that it is possible to cross sell mobile services to some 10% of the Fixed telephony customers, at a reasonable cost, within the first year. In addition to this, the agreement with Neuf Telecom means that the opportunities for Tele2’s ADSL operations in France will increase and Tele2 will step up its marketing efforts there. Tele2 has announced that market investments in these areas, as well as in launching services in Croatia and Turkey, will total approximately MEUR 100 in 2005. Tele2 has decided to put its launch in Turkey on hold, and instead is to invest the equivalent amount in ADSL in Italy.

The acquisition of Comunitel in Spain and the proposed bid for Versatel in the Netherlands and Belgium (refer to “Events post June 30, 2005”) will, once closed and finalized, contribute a significantly positive EBITDA to these countries’ results, as can be seen by these companies’ historic results and the expected synergies that are described in this report and in the respective press releases. Tele2 will provide information on the magnitude of any potential restructuring costs and when any such costs might occur, in due course.

Significant events in the quarter

•	Tele2 in April signed an MVNO agreement with Orange in France. In June, Tele2 launched its first mobile services in France.
•	Tele2 in April signed an ADSL agreement with Neuf Telecom in France for long-term use of the broadest ULL network in France.

OPERATIONAL REVIEW BY MARKET AREA

Nordic

Operating revenue Q2 2005, MSEK 3,875 (3,472), +12%

EBITDA Q2 2005, MSEK 953 (972), –2%

EBIT Q2 2005, MSEK 711 (782), –9%

The market area Nordic encompasses operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland and Datametrix operations.

•	Swedish Mobile telephony showed strong growth and profitability
•	A total of approximately 400,000 customers have chosen Tele2’s fixed monthly subscription to date
•	Strong development for Mobile telephony in Sweden and Norway

The mobile operations in Sweden reported over 3.5 million customers at June 30, 2005, an increase of 5% over June, 2004. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 167 (169) in Q2 2005 and mobile minutes of usage (MOU) were 118 (92). Prepaid mobile customers accounted for 73% of the total mobile customer base.

Market area Nordic showed good growth and continued good profitability. The primary driver in the Nordic market area is Mobile telephony in Sweden, combining strong revenue growth and margin improvement with a stable customer intake. The success of Comviq Knock-out and other subscriptions has continued, contributing to the strong results.

During the quarter, some 100,000 customers chose Tele2’s fixed subscription fee in Sweden, bringing the total number of customers with this service to some 400,000. The fixed subscription fee has enabled Tele2’s traditional fixed voice telephony in Sweden to maintain stable absolute profitability despite the intense competition in the market. The weaker results for Swedish Fixed telephony can be explained by significant margin pressure in the market for data network services, and also by a decreased contribution from dial-up Internet.

Norway continued to deliver strong revenue growth, especially within Mobile telephony where Tele2’s price position was further strengthened with new offers. Mobile telephony in Denmark was also successful, showing strong customer intake during the quarter. The process of integrating Tiscali in Denmark was completed according to plan.

Tele2 will improve its broadband offering in Sweden and Norway, by gradually rolling out ADSL in selective geographical areas, where it makes commercial sense. These investments will be very limited, given the existing infrastructure of Tele2 in Scandinavia. The roll out is expected to begin in Q3 2005.

Baltic & Russia

Operating revenue Q2 2005, MSEK 984 (802), +23%

EBITDA Q2 2005, MSEK 270 (294), –8%

EBIT Q2 2005, MSEK 170 (151), +13%

The market area Baltic & Russia encompasses operations in Estonia, Latvia, Lithuania, Russia and Croatia.

•	Record customer intake of 521,000
•	National roaming agreement in Croatia

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 76 (102) in Q2 2005.

The market area continues to show good growth, largely driven by the faster than expected growth in Russia.

Tele2 signed a national roaming agreement in Croatia in the quarter. The build-out of the GSM network proceeds according to plan, which is to launch the first services in August 2005.

Central Europe

Operating revenue Q2 2005, MSEK 1,990 (1,197), +66%

EBITDA Q2 2005, MSEK 155 (41), +278%

EBIT Q2 2005, MSEK 30 (–6)

The market area Central Europe encompasses operations in Germany, Austria, Poland, the Czech Republic and Hungary.

•	Continued strong growth and improved profitability in Central Europe
•	Germany was the main driver behind the strong growth and profitability improvement
•	The customer intake was driven largely by the success in Hungary

The market area’s ARPU for Fixed telephony and Internet was SEK 111 (102) for Q2 2005.

Central Europe again delivered a growth over 60% in combination with continued improved profitability that, apart from the UTA acquisition, was driven mainly by Germany. Hungary was the primary driver behind the customer intake.

Southern Europe

Operating revenue Q2 2005, MSEK 3,516 (3,541), –1%

EBITDA Q2 2005, MSEK 272 (359), –24%

EBIT Q2 2005, MSEK 229 (318), –28%

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland and Portugal.

•	Successful launch of Mobile services in France
•	Tele2 intensified marketing of ADSL in France and Italy
•	Mobile city network launched in Zürich

Fixed telephony and Internet ARPU for Southern Europe was SEK 141 (151) for Q2 2005.

In June, Tele2 France successfully launched its mobile services - only two months after having signed the MVNO deal with Orange. Tele2 offers the mobile market’s lowest prices and simplest tariffs. Tele2 has had immediate success in cross-selling this offer to its existing client base. In June, Tele2 also implemented the ADSL network agreement with Neuf Telecom, launching a 20 Mbps ADSL offer using the largest ULL network in France.

Tele2 Italy has continued marketing its ADSL product and had a good intake of ADSL customers in Q2 2005. Tele2 has started building its own infrastructure in Italy and intends to offer ADSL services using its own network in September 2005.

In Switzerland, Tele2 successfully launched the mobile city network in Zürich during the quarter.

Portugal has successfully reached a 10% market share in Fixed telephony, less than two years after launch.

UK & Benelux

Operating revenue Q2 2005, MSEK 1,641 (1,663), –1%

EBITDA Q2 2005, MSEK 27 (–4)

EBIT Q2 2005, MSEK –43 (–47)

The market area Benelux encompasses operations in the Netherlands, Luxembourg (including Tango), Liechtenstein, Belgium, the UK and Ireland as well as C³ and 3C operations.

•	Mobile telephony in the Netherlands shows strong growth in customer intake and traffic
•	Positive trend for Mobile telephony in Luxembourg
•	Initial experience from the ADSL launch in the Netherlands is positive

Fixed telephony and Internet ARPU for UK & Benelux was SEK 221 (246) for Q2 2005.

Mobile telephony in the Netherlands showed strong growth in both customer intake and minutes. The trend for Tele2’s Mobile telephony is also strong in Luxembourg, with improved profitability and growing minutes.

Based on the initial experience from the ADSL launch in the Netherlands, Tele2 is optimistic on the future development of this service in the Netherlands.

Services

Operating revenue Q2 2005, MSEK 37 (36), +3%

EBITDA Q2 2005, MSEK 12 (9), +33%

EBIT Q2 2005, MSEK 3 (–2)

The market area Services includes ProcureITright, Proceedo Solutions, Radio Components and UNI2 operations.

OTHER ITEMS

Acquisitions

In Q1 2005, Tele2 acquired all outstanding shares in Tiscali in Denmark for MSEK 131. The acquisition resulted in 76,000 new fixed telephony and Internet customers.

Parent company

At the Parent company level, Tele2 reported at June 30, 2005 operating revenue of MSEK 11 (11), EBIT of MSEK –29 (–26) and liquidity of MSEK 11 compared to MSEK 7 at December 31, 2004.

The Annual General Meeting on May 11, 2005 decided on a share split and a share redemption procedure, whereby every share was split into 3 ordinary shares and 1 redemption share. The redemption share was automatically redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the ordinary dividend of SEK 5 per share, shareholders have received MSEK 2,213.

Events post June 30, 2005

On July 14, Tele2 announced that it had acquired 99.93% of the shares in Comunitel, one of Spain’s largest alternative telecoms operators, at a consideration of MEUR 257 on a debt-free basis. Comunitel, a prominent corporate operator, is rolling out extensive ULL infrastructure in Spain, covering some 50% and 30% of the corporate and residential markets, respectively. This move puts Tele2 ahead of most alternative operators in Spain. Tele2 estimates network synergies of some MEUR 14 per year. The acquisition is subject to clearance from the Spanish anti-trust authorities.

On July 18, Tele2 and Apax Partners announced their intention to acquire Versatel, the Dutch network operator, in a transaction where Tele2 acquires Versatel’s Dutch and Belgian operations and Apax acquires its German operations. The intended transaction includes a recommended cash offer for all outstanding shares and convertible notes of Versatel. The transaction values Versatel at MEUR 1,130 on an enterprise value basis. Apax Partners intends to acquire Versatel’s German operations from Tele2 at a consideration of MEUR 565. With the acquisition, Tele2 significantly strengthens its already strong position in the Netherlands and Belgium. The migration of Tele2’s traffic on Versatel’s network and the integration process are expected to produce annual run-rate EBITDA synergies in the region of MEUR 50.

On July 20, Tele2 acquired Switzerland’s third largest alternative fixed line operator Econophone, with approximately 100,000 customers.

Company disclosure

Tele2 will release the financial and operating result for the period ended September 30, 2005 on October 25, 2005.

Stockholm, July 26, 2005

Lars-Johan Jarnheimer

President and CEO, Tele2 AB

REPORT REVIEW

We have reviewed the interim report of Tele2 AB (Publ) for the six-month period ending June 30, 2005. Our review has been conducted in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants.

The review has been planned and performed to obtain limited assurance that the interim report is free of material misstatement. A review is largely limited to queries of the company’s personnel and an analytical evaluation of financial data, and our assurance is limited compared with an audit.

Nothing has come to our attention during the review that causes us to believe that the interim report does not comply with the requirements for interim reports according to the Annual Accounts Act and IAS 34.

Stockholm, July 26, 2005

Deloitte & Touche AB

Tommy Mårtensson

Authorized Public Accountant

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 29.4 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. Tele2 always strives to offer the market’s best prices. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 5626 4000

President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 5626 4000

CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 5620 0045

Investor enquiries

Tele2 AB – company registration number: 556410-8917

Skeppsbron 18

P.O. Box 2094

SE-103 13 Stockholm

Sweden

Tel+ 46 8 5620 0060

Visit us at our homepage: http://www.Tele2.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 14.00 (CET) / 13.00 (UK time) / 08.00 (New York time), on July 26, 2005. The dial-in number is: +44 (0)20 7784 1004 or US: 1 718 354 1152. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 10 days after the call on: +44 (0)20 7784 1024 or US: 1 718 354 1112 with access code 2283842#. The conference call will be web-cast on Tele2’s website www.Tele2.com, along with the presentation material.

APPENDICES

Income Statement

Balance Sheet

Cash flow Statement

Change of Shareholders’ Equity

Number of Customers

Operating Revenue

EBITDA

EBIT

Investments, CAPEX

Tele2 Operations in Sweden

Key Ratios

Notes to the Accounts

INCOME STATEMENT

		2005	2004	2004	2005	2004
MSEK		Jan 1- June 30	Jan 1- June 30	Full year	Q2	Q2

Operating revenue		23,622	21,090	43,033	12,043	10,711
Operating expenses		-21,669	-18,904	-38,784	-10,942	-9,566
Other operating revenues		46	55	92	24	39
Other operating expenses		-14	-21	-40	-4	-9
Share of profit/loss of associated companies		-57	37	17	-21	21
Operating profit, EBIT		1,928	2,257	4,318	1,100	1,196
Net interest expenses	Note 4	-66	-128	-273	-26	-59
Other financial items	Note 4	-136	6	162	-107	-1
Profit after financial items, EBT		1,726	2,135	4,207	967	1,136
Taxes		-567	-698	-779	-291	-377
Profit after taxes		1,159	1,437	3,428	676	759

ATTRIBUTABLE TO:
Equity holders of the Parent Company		1,159	1,421	3,428	676	755
Minority interest		-	16	-	-	4
Profit after taxes		1,159	1,437	3,428	676	759

Earnings per share after tax (SEK)		2.62	3.21	7.74	1.53	1.71
Earnings per share after tax, after dilution (SEK)		2.62	3.20	7.73	1.53	1.70

Number of shares, basic	Note 6	442,680,525	442,680,525	442,680,525
Number of shares, weighted average	Note 6	442,680,525	442,680,525	442,680,525
Number of shares after dilution	Note 6	444,489,525	444,611,025	444,530,025
Number of shares after dilution, weighted average	Note 6	443,155,773	443,724,833	443,571,555

BALANCE SHEET

		2005	2004
MSEK		June 30	Dec 31
ASSETS

Fixed assets
Intangible assets		26,031	24,016
Tangible assets		9,468	9,107
Long-term financial assets	Note 5	3,807	3,842
		39,306	36,965

Current assets
Materials and supplies		271	308
Current receivables		10,884	10,458
Cash and cash equivalents		2,404	2,148
		13,559	12,914

Total assets		52,865	49,879

EQUITY AND LIABILITIES

Shareholders' equity		33,664	32,900

Provisions	Note 5	678	538

Long-term liabilities
Interest-bearing liabilities		2,973	1,719
		2,973	1,719

Short-term liabilities
Interest-bearing liabilities		3,596	3,308
Non-interest-bearing liabilities		11,954	11,414
		15,550	14,722

Total equity and liabilities		52,865	49,879

CASH FLOW STATEMENT

	2005	2004	2004	2005	2005	2004	2004	2004	2004
MSEK	Jan 1 – June 30	Jan 1 – June 30	Full year	Q2	Q1	Q4	Q3	Q2	Q1
Cash flows from operation	2,709	2,920	6,228	1,361	1,348	1,734	1,574	1,499	1,421
Change in working capital	-99	214	-352	-218	119	-578	12	6	208
Cash flow provided by operating activities	2,610	3,134	5,876	1,143	1,467	1,156	1,586	1,505	1,629

Capital expenditure in intangible and tangible assets, CAPEX	-1,485	-765	-1,562	-861	-624	-473	-324	-369	-396
Cash flow after CAPEX	1,125	2,369	4,314	282	843	683	1,262	1,136	1,233

Purchase of shares and participations	-116	-26	-2,802	-14	-102	1,726	-1,050	-15	-11
Sale of shares and participations	22	33	932	-	22	899	-	33	-
Change of long-term receivables	13	2	15	-3	16	7	6	13	-11
Cash flow after investing activities	1,044	2,378	2,459	265	779	-137	218	1,167	1,211

Financing activities	-957	1,995	-3,074	-576	-381	-1,065	-14	-2,111	116
Net change in cash	87	383	-615	-311	398	-1,202	204	-944	1,327

Cash at beginning of period	2,148	2,773	2,773	2,594	2,148	3,361	3,179	4,194	2,773
Exchange rate differences in cash	169	23	-10	121	48	-11	-22	-71	94
Cash at end of period*	2,404	3,179	2,148	2,404	2,594	2,148	3,361	3,179	4,194
*of which restricted funds	418	456	365	418	387	365	451	456	801

CHANGES OF SHAREHOLDERS´ EQUITY

		2005	2004	2004
MSEK		June 30	June 30	Dec 31
Adjusted equity, January 1	Note 8	32,900	30,378	30,378
Dividend and redemption		-2,213	-443	–443
Exchange rate differences		1,780	223	–463
Shareholders’ contribution from minority		38	-	-
Profit, year-to-date		1,159	1,437	3,428
Equity, end of period		33,664	31,595	32,900

NUMBER OF CUSTOMERS

		Number of customers			Net intake
		2005	2004		2005	2005	2004	2004	2003	2003
In thousands		June 30	June 30	Change	Q2	Q1	Q4	Q3	Q2	Q1

Nordic
Mobile telephony		3,958	3,681	8%	88	60	79	50	45	36
Fixed telephony and Internet		2,752	2,821	-2%	-50	-61	-9	-25	-54	-67
Cable TV		186	178	4%	-5	1	11	1	-1	1
		6,896	6,680	3%	33	-	81	26	-10	-30

Baltic & Russia
Mobile telephony		4,436	2,679	66%	509	309	504	435	327	148
Fixed telephony and Internet		81	58	40%	11	2	11	-1	2	-
Cable TV	Note 3	23	20	15%	1	-	1	1	-1	-
		4,540	2,757	65%	521	311	516	435	328	148

Central Europe
Mobile telephony		117	68	72%	5	14	23	7	13	5
Fixed telephony and Internet	Note 3	6,348	4,427	43%	207	346	328	556	378	630
		6,465	4,495	44%	212	360	351	563	391	635

Southern Europe
Mobile telephony		43	41	5%	3	-	-1	-	-	1
Fixed telephony and Internet		8,645	8,221	5%	8	168	306	-58	200	574
		8,688	8,262	5%	11	168	305	-58	200	575

UK & Benelux
Mobile telephony		800	587	36%	61	46	73	33	42	17
Fixed telephony and Internet		2,028	2,129	-5%	-116	-60	58	17	131	223
		2,828	2,716	4%	-55	-14	131	50	173	240

Net customer intake					722	825	1,384	1,016	1,082	1,568

Acquired companies	Note 3				-	76	484	-	-	-
Divested companies	Note 3				-	-	-	-	-46	-
Total number of customers		29,417	24,910	18%	722	901	1,868	1,016	1,036	1,568

BY BUSINESS AREA
Mobile telephony		9,354	7,056	33%	666	429	678	525	427	207
Of which prepaid		6,968	5,087	37%	559	337	582	403	351	138
Fixed telephony and Internet	Note 3	19,854	17,656	12%	60	395	694	489	657	1,360
Cable TV	Note 3	209	198	6%	-4	1	12	2	-2	1
Acquired companies	Note 3				-	76	484	-	-	-
Divested companies	Note 3				-	-	-	-	-46	-
Total number of customers		29,417	24,910	18%	722	901	1,868	1,016	1,036	1,568

OPERATING REVENUE
		2005	2004	2005	2005	2004	2004	2003	2003
MSEK		Jan 1-June 30	Jan 1-June 30	Q2	Q1	Q4	Q3	Q2	Q1
Nordic
Mobile telephony	Note 1	4,059	3,639	2,188	1,871	1,812	2,029	1,903	1,736
Fixed telephony and Internet		3,478	3,344	1,788	1,690	1,673	1,610	1,667	1,677
Cable TV		107	104	54	53	51	46	51	53
Other operations		185	168	95	90	99	85	89	79
Adjustments for internal sales		-473	-459	-250	-223	-215	-211	-238	-221
		7,356	6,796	3,875	3,481	3,420	3,559	3,472	3,324
Baltic & Russia
Mobile telephony		1,773	1,468	955	818	854	856	772	696
Fixed telephony and Internet		57	51	31	26	31	26	27	24
Cable TV		6	11	3	3	2	3	4	7
Adjustments for internal sales		-8	-2	-5	-3	-2	-1	-1	-1
		1,828	1,528	984	844	885	884	802	726
Central Europe
Mobile telephony		80	35	42	38	29	24	19	16
Fixed telephony and Internet		4,169	2,572	2,074	2,095	1,500	1,389	1,299	1,273
Adjustments for internal sales		-251	-253	-126	-125	-125	-113	-121	-132
		3,998	2,354	1,990	2,008	1,404	1,300	1,197	1,157
Southern Europe
Mobile telephony		15	16	8	7	7	8	8	8
Fixed telephony and Internet	Note 1	7,370	7,290	3,667	3,703	3,962	3,416	3,678	3,612
Adjustments for internal sales		-313	-262	-159	-154	-37	-148	-145	-117
		7,072	7,044	3,516	3,556	3,832	3,276	3,541	3,503
UK & Benelux
Mobile telephony		765	539	409	356	336	322	291	248
Fixed telephony and Internet		2,805	3,132	1,381	1,424	1,468	1,514	1,520	1,612
Cable TV		6	6	4	2	3	-2	5	1
Other operations		42	46	21	21	21	23	21	25
Adjustments for internal sales		-324	-416	-174	-150	-175	-194	-174	-242
		3,294	3,307	1,641	1,653	1,653	1,663	1,663	1,644
Services
Other operations		162	134	83	79	87	79	71	63
Adjustments for internal sales		-88	-73	-46	-42	-51	-48	-35	-38
		74	61	37	37	36	31	36	25

Total operating revenue		23,622	21,090	12,043	11,579	11,230	10,713	10,711	10,379

BY BUSINESS AREA
Mobile telephony		6,692	5,697	3,602	3,090	3,038	3,239	2,993	2,704
Fixed telephony and Internet	Note 1	17,879	16,389	8,941	8,938	8,634	7,955	8,191	8,198
Cable TV		119	121	61	58	56	47	60	61
Other operations		389	348	199	190	207	187	181	167
Adjustments for internal sales		-1,457	-1,465	-760	-697	-705	-715	-714	-751
Total operating revenue		23,622	21,090	12,043	11,579	11,230	10,713	10,711	10,379

EBITDA
	2005	2004	2005	2005	2004	2004	2004	2004
MSEK	Jan 1 – June 30	Jan 1 – June 30	Q2	Q1	Q4	Q3	Q2	Q1
Nordic
Mobile telephony	1,402	1,409	772	630	636	787	705	704
Fixed telephony and Internet	265	520	176	89	265	222	257	263
Cable TV	15	20	8	7	6	6	7	13
Other operations	-6	2	-3	-3	4	-12	3	-1
	1,676	1,951	953	723	911	1,003	972	979
Baltic & Russia
Mobile telephony	503	499	278	225	189	241	271	228
Fixed telephony and Internet	-9	-5	-16	7	-5	-2	-3	-2
Cable TV	-	26	8	-8	1	-	26	-
	494	520	270	224	185	239	294	226
Central Europe
Mobile telephony	-26	-21	-10	-16	-21	-15	-14	-7
Fixed telephony and Internet	267	70	165	102	104	129	55	15
	241	49	155	86	83	114	41	8
Southern Europe
Mobile telephony	-41	-7	-32	-9	-5	-3	-	-7
Fixed telephony and Internet	662	659	304	358	717	278	359	300
	621	652	272	349	712	275	359	293
UK & Benelux
Mobile telephony	37	125	25	12	-7	49	60	65
Fixed telephony and Internet	19	-114	6	13	-124	-49	-63	-51
Cable TV	-12	-8	-6	-6	-6	-5	-5	-3
Other operations	4	3	2	2	2	3	4	-1
	48	6	27	21	-135	-2	-4	10
Services
Other operations	23	18	12	11	16	32	9	9
	23	18	12	11	16	32	9	9

Total EBITDA	3,103	3,196	1,689	1,414	1,772	1,661	1,671	1,525

BY BUSINESS AREA
Mobile telephony	1,875	2,005	1,033	842	792	1,059	1,022	983
Fixed telephony and Internet	1,204	1,130	635	569	957	578	605	525
Cable TV	3	38	10	-7	1	1	28	10
Other operations	21	23	11	10	22	23	16	7
Total EBITDA	3,103	3,196	1,689	1,414	1,772	1,661	1,671	1,525

EBITDA MARGIN
Nordic	23%	29%	25%	21%	27%	28%	28%	29%
Baltic & Russia	27%	34%	27%	27%	21%	27%	37%	31%
Central Europe	6%	2%	8%	4%	6%	9%	3%	1%
Southern Europe	9%	9%	8%	10%	19%	8%	10%	8%
UK & Benelux	1%	0%	2%	1%	-8%	0%	0%	1%
Services	31%	30%	32%	30%	44%	103%	25%	36%
Total EBITDA margin	13%	15%	14%	12%	16%	16%	16%	15%

EBIT
		2005	2004	2005	2005	2004	2004	2004	2004
MSEK		Jan 1 – June 30	Jan 1 – June 30	Q2	Q1	Q4	Q3	Q2	Q1
Nordic
Mobile telephony		1,121	1,248	638	483	492	682	627	621
Fixed telephony and Internet		69	325	81	-12	178	130	160	165
Cable TV		-7	-10	-4	-3	-50	-8	-8	-2
Other operations		-9	1	-4	-5	3	-13	3	-2
		1,174	1,564	711	463	623	791	782	782
Baltic & Russia
Mobile telephony		306	224	179	127	114	113	129	95
Fixed telephony and Internet		-10	-6	-16	6	-5	-2	-4	-2
Cable TV		-1	24	7	-8	-	-1	26	-2
		295	242	170	125	109	110	151	91
Central Europe
Mobile telephony		-32	-26	-13	-19	-23	-17	-16	-10
Fixed telephony and Internet	Note 2	34	-14	43	-9	-326	80	10	-24
		2	-40	30	-28	-349	63	-6	-34
Southern Europe
Mobile telephony		-41	-7	-32	-9	-5	-3	-	-7
Fixed telephony and Internet		574	585	261	313	663	252	318	267
		533	578	229	304	658	249	318	260
UK & Benelux
Mobile telephony		-26	69	-5	-21	-38	21	31	38
Fixed telephony and Internet		-45	-143	-32	-13	-137	-63	-73	-70
Cable TV		-12	-11	-6	-6	-8	-6	-6	-5
Other operations		-1	-4	-	-1	-1	2	1	-5
		-84	-89	-43	-41	-184	-46	-47	-42
Services
Other operations		8	2	3	5	10	27	-2	4
		8	2	3	5	10	27	-2	4

Total EBIT		1,928	2,257	1,100	828	867	1,194	1,196	1,061

BY BUSINESS AREA
Mobile telephony		1,328	1,508	767	561	540	796	771	737
Fixed telephony and Internet	Note 2	622	747	337	285	373	397	411	336
Cable TV		-20	3	-3	-17	-58	-15	12	-9
Other operations		-2	-1	-1	-1	12	16	2	-3
Total EBIT		1,928	2,257	1,100	828	867	1,194	1,196	1,061

EBIT MARGIN
Nordic		16%	23%	18%	13%	18%	22%	23%	24%
Baltic & Russia		16%	16%	17%	15%	12%	12%	19%	13%
Central Europe	Note 2	0%	–2%	2%	-1%	-25%	5%	-1%	–3%
Southern Europe		8%	8%	7%	9%	17%	8%	9%	7%
UK & Benelux		-3%	-3%	-3%	-2%	-11%	-3%	-3%	-3%
Services		11%	3%	8%	14%	28%	87%	-6%	16%
Total EBIT margin		8%	11%	9%	7%	8%	11%	11%	10%

INVESTMENTS, CAPEX

	2005	2004	2005	2005	2004	2004	2004	2004
MSEK	Jan 1 – June 30	Jan 1 – June 30		Q1	Q4	Q3	Q2	Q1
Market areas
Nordic	264	247	153	111	93	90	141	106
Baltic & Russia	716	272	291	425	273	139	94	178
Central Europe	95	103	57	38	21	32	67	36
Southern Europe	360	52	342	18	33	34	36	16
UK & Benelux	32	66	12	20	40	24	16	50
Services	18	25	6	12	13	5	15	10
Investments in intangible and tangible assets	1,485	765	861	624	473	324	369	396

Business areas
Mobile telephony	883	471	383	500	397	195	182	289
Fixed telephony and Internet	568	257	466	102	54	121	166	91
Cable TV	4	4	3	1	1	2	2	2
Other operations	30	33	9	21	21	6	19	14
Investments in intangible and tangible assets	1,485	765	861	624	473	324	369	396

TELE2-OPERATIONS IN SWEDEN*

		2005	2004	2005	2005	2004	2004	2004	2004
MSEK		Jan 1 – June 30	Jan 1 – June 30	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenue
Mobile telephony	Note 1	3,283	3,145	1,761	1,522	1,480	1,681	1,622	1,523
Fixed telephony and Internet		2,025	1,966	1,053	972	963	938	970	996
Cable TV		107	104	54	53	51	46	51	53
Total Operating revenue		5,415	5,215	2,868	2,547	2,494	2,665	2,643	2,572

EBITDA
Mobile telephony		1,429	1,428	797	632	648	773	716	712
Fixed telephony and Internet		201	408	123	78	195	189	204	204
Cable TV		15	20	8	7	6	6	7	13
Total EBITDA		1,645	1,856	928	717	849	968	927	929

EBITDA margin
Mobile telephony		44%	45%	45%	42%	44%	46%	44%	47%
Fixed telephony and Internet		10%	21%	12%	8%	20%	20%	21%	20%
Cable TV		14%	19%	15%	13%	12%	13%	14%	25%
Total EBITDA margin		30%	36%	32%	28%	34%	36%	35%	36%

EBIT
Mobile telephony		1,159	1,264	668	491	506	674	637	627
Fixed telephony and Internet		58	251	55	3	126	113	127	124
Cable TV		-6	-8	-4	-2	-49	-8	-7	-1
Total EBIT		1,211	1,507	719	492	583	779	757	750

EBIT margin
Mobile telephony		35%	40%	38%	32%	34%	40%	39%	41%
Fixed telephony and Internet		3%	13%	5%	0%	13%	12%	13%	12%
Cable TV		-6%	-8%	-7%	-4%	-96%	-17%	-14%	-2%
Total EBIT margin		22%	29%	25%	19%	23%	29%	29%	29%

* Tele2 Sverige AB, Optimal Telecom AB, Cable TV operations in Sweden and result from shares in joint venture Svenska UMTS-nät AB

KEY RATIOS

	2005	2004	2004
MSEK	Jan 1 – June 30	Jan 1 – June 30

Operating revenue	23,622	21,090	43,033
Number of customers, thousands	29,417	24,910	27,794
EBITDA	3,103	3,196	6,629
EBIT	1,928	2,257	4,318
EBT	1,726	2,135	4,207
Profit after taxes	1,159	1,437	3,428

Shareholders' equity	33,664	31,595	32,900
Shareholders' equity, after dilution	33,694	31,661	32,957
Total assets	52,865	48,593	49,879

Cash flow from operating revenue	2,610	3,134	5,876
Cash flow after CAPEX	1,125	2,369	4,314
Liquidity	3,885	4,178	5,113
Net borrowing	4,116	2,568	2,814
Investments in intangible and tangible assets, CAPEX	1,485	765	1,562
Investments in shares and long-term receivables	112	-9	1,756

Key ratios
Equity/assets ratio, %	64	65	66
Debt/equity ratio, multible	0.12	0.08	0.09
EBITDA margin, %	13.1	15.2	15.4
EBIT margin, %	8.2	10.7	10.0
Return on shareholders' equity, %	3.5	4.6	10.8
Return on shareholders' equity, after dilution, %	3.5	4.6	10.8
Return on capital employed, %	5.0	6.2	12.1
Average interest rate, %	3.4	3.8	3.5

Per share data (SEK)
Earnings	2.62	3.21	7.74
Earnings, after dilution	2.62	3.20	7.73
Shareholders' equity	76.04	71.30	74.32
Shareholders' equity, after dilution	76.03	71.29	74.29
Cash flow from operating activities	5.90	7.08	13.27
Dividend and redemption	-	-	5.00
Market value at closing day	73.50	110.00	87.00

NOTES
Accounting principles and definitions

The interim report has been prepared in accordance with IAS 34.

As of January 1, 2005 Tele2’s financial reports are conducted according to International Financial Reporting Standards (IFRS). Comparable numbers for 2004 are restated according to IFRS. For a description of the changeover to IFRS and the effects on Tele2’s results and balance sheet, refer to Note 8.

Tele2 Sweden, in conjunction with IFRS, has changed its accounting methods for retailers’ commissions on mobile prepaid cards. As of January 1, 2005 they are, on a gross level, included in marketing costs instead of, on a net level, balancing revenue. This means that the absolute EBITDA number in Swedish mobile is unaffected, whereas net revenue increases somewhat, implying a negative effect on Swedish mobile EBITDA margins of a few percentage points.

As of January 1, 2005 Tele2 reports according to a new market area structure. This new structure means that a number of companies, that previously were included in Southern Europe and Services, are now included in UK & Benelux. This change applies retroactively for historic periods.

In all other respects, Tele2’s interim report is conducted according to the same accounting principles and calculation methods as the 2004 Annual Report. Definitions are found in the 2004 Annual Report.

Note 1 Operating revenue

Operating revenue from Q4 2004 onwards for Tele2 Sweden includes MSEK 24 per quarter relating to Mobile telephony according to the MVNO agreement with Telenor. The capacity swap in the agreement is to be viewed on group level as an exchange transaction between Tele2 and Telenor, where revenues from the swap are settled against costs.

Operating revenue in Q4 2004 increased by some MSEK 300 related to retroactive compensations from suppliers in Southern Europe. Tele2 on an annual basis conducts price negotiations in all markets and retroactive compensations are a natural part of Tele2’s business. Compensations in Q4 2004 were nevertheless greater than normally occurs and moreover concentrated in one single market area.

Note 2 Operating expenses

Some of the tax effect of valued loss carry-forwards in Q4 2004 related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to reflect the remaining amortization period of the acquisition’s goodwill, reduced the book value of goodwill through consolidated amortization of MSEK –378 in the income statement for Fixed telephony and Internet in Central Europe.

Note 3 Disposals and acquisitions of operations

On January 31, 2005 Tele2 acquired Tiscali in Denmark, with operations in ADSL and dial-up Internet, for a consideration of MSEK 131. The total number of Tiscal’s Fixed telephony and Internet customers was 76,000 at the time of acquisition.

In May, 2004 the number of customers in Baltic & Russia declined by 46,000 as a result of the divestment of Tele2’s Estonian cable TV operation. On December 31, 2004 the number of Fixed telephony and Internet customers in Central Europe increased by 484,000 following Tele2’s acquisition of UTA in Austria.

Note 4 Other financial items

Other financial items for the period January–June 2005 includes exchange rate differences of MSEK –148 (6).

In 2004, other financial items included a capital gain of MSEK 171 from the sale of shares in Song Networks, and net interest expenses included a one-time cost of MSEK 41 regarding the remaining parts of the financing costs of the old credit facility.

Note 5 Taxes

At June 30, 2005 and December 31, 2004 total deferred net tax assets for the group were MSEK 2,668 and MSEK 2,743 respectively.
Note 6 Shares and Convertibles

At June 30, 2005 and December 31, 2004 Tele2 had outstanding warrants, corresponding to 1,809,000 and 1,849,500 B shares respectively, with a subscription period from 2005 to 2007. The subscription price was SEK 191 per share before the share split and redemption procedure.

At the Annual General Meeting on May 11, 2005 it was resolved to carry out a share split and a share redemption procedure, whereby every share was split into 3 ordinary shares and 1 redemption share. The redemption share was automatically redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the dividend of SEK 5 per share, shareholders received MSEK 2,213.

Note 7 3G company in Sweden

Tele2 and TeliaSonera each own 50% of Svenska UMTS-nät AB (”3G company”), which has a 3G license in Sweden. Both companies have injected capital in the 3G company. In addition to this, the build out has external financing, with a loan facility of SEK 5.3 billion, which is 50% guaranteed by each party. Tele2 and TeliaSonera are technically MVNO’s with the 3G company and hence act as capacity purchasers. In the longer run the cost will be variable in relation to purchased volume but until a certain volume threshold is reached the fees are equal for both parties. The size of the fee is mainly proportional to the total investment. The 3G company is to generate a certain return which in simple terms means that depreciation and interest costs will be covered by a certain margin. In Tele2’s quarterly reports, an abbreviated version of the 3G company’s balance sheet will be disclosed and hence the level of investment at that time.

Tele2’s investments in the 3G company are included as a share of results from associated companies in the operating profit (EBIT), but not in the EBITDA. This reflects Tele2’s operations, where profit/loss from the 3G company is viewed to be of an operating rather than of a financial nature. The share of results from the 3G company, which will mainly be impacted by depreciation, does not affect the EBITDA for Tele2 Group.

At June 30, 2005 Tele2’s guarantee amounted to MSEK 1,257 compared to MSEK 1,007 at December 31, 2004. The balance sheet for the 3G company at June 30, 2005 is stated below:

	MSEK		MSEK
Fixed assets	3,306	Equity	890
Other current assets	451	Provision	2
Liquid funds	39	Long-term liabilities	2,513
		Short-term liabilities	391
Assets	3,796	Equity and liabilities	3,796

Note 8 Changeover to IFRS

From January 1, 2005 Tele2 reports its accounting in accordance with the International Financial Reporting Standards (IFRS). Switching to IFRS is done in accordance with IFRS 1 “First-time adoption of International Financial Reporting Standards”. Comparable figures for 2004 have been restated in accordance with IFRS.

Below is the balance sheet and the income statement for the comparable period of this report presented in accordance with the former accounting principles and in accordance with IFRS. Below is also an explanation of the changed accounting principles with regards to the transition to IFRS. For more detailed information on Tele2’s transition to accounting in accordance with IFRS and the opening balance and restated figures for the full year 2004, refer to Tele2’s Q1 2005 report.

	Income Statement						Income Statement
	January 1-June 30, 2004						Q2 2004
	Acc. to	a)	b)	c)	Total	Acc.	Acc. to	a)	b)	c)	Total	Acc.
	original	Goodwill	Fin.	Minority	IFRS	to	original	Goodwill	Fin.	Minority	IFRS	to
	principles		leasing	interest	adj.	IFRS	principles		leasing	interest	adj.	IFRS
Op. revenue	21,090	-	-	-	-	21,090	10,711	-	-	-	-	10,711
Op. expenses	-19,640	767	3	-	770	-18,870	-9,925	387	2	-	389	-9,536
Share of profit of ass. companies	37	-	-	-	-	37	21	-	-	-	-	21
EBIT	1,487	767	3	-	770	2,257	807	387	2	-	389	1,196
of which EBITDA	3,190	-	6	-	6	3,196	1,668	-	3	-	3	1,671
Financial items	-120	-	-2	-	-2	-122	-59	-	-1	-	-1	-60
EBT	1,367	767	1	-	768	2,135	748	387	1	-	388	1,136
Taxes	-698	-	-	-	-	-698	-377	-	-	-	-	-377
Minority interest	-16	-	-	16	16		-4	-	-	4	4
Profit after taxes	653	767	1	16	784	1,437	367	387	1	4	392	759

Attributable to:
Equity holders of the Parent Company	653	767	1	-	768	1,421	367	387	1	-	388	755
Minority interests	16	-	-	-	-	16	4	-	-	-	-	4
Profit after taxes	669	767	1	-	768	1,437	371	387	1	-	388	759

EPS	1.48	1.73	-		1.73	3.21	0.83	0.88	-		0.88	1.71
EPS after dilution	1.47	1.73	-		1.73	3.20	0.83	0.87	-		0.87	1.70

	Balance sheet
	June 30, 2004
Intangible assets	23,011	749	-	-	749	23,760
Tangible assets	8,843	-	96	-	96	8,939
Long-term financial assets	2,617	-	-4	-	-4	2,613
Current assets	13,108	-	-	-	-	13,108
Assets	47,579	749	92	-	841	48,420

Shareholders’ equity	30,804	749	12	30	791	31,595
Minority interest	30	-	-	-30	-30
Provisions	26	-	-	-	-	26
Long-term liabilities	3,242	-	72	-	72	3,314
Short-term liabilities	13,477	-	8	-	8	13,485
Equity and liabilities	47,579	749	92	-	841	48,420

	Changes of shareholders’ equity
	December 31, 2004
Equity, January 1	30,360	-	11	7	18	30,378
Translation diff.	234	-18	-	7	-11	223
Dividend	-443	-	-	-	-	-443
Profit, year-to-date	653	767	1	16	784	1,437
Equity, end of period	30,804	749	12	30	791	31,595
a) Goodwill

Intangible assets are, according to IFRS, to be divided into assets with a defined economic life and assets with an undefined economic life. According to IFRS 3, goodwill is classified as an asset with an undefined economic life, and therefore it should not be amortized but subject to annual impairment tests. Since IFRS 3 applies from the date of transition onwards, goodwill amortization for the financial year 2004 is according to IFRS, reapplied. In accordance with the transition rules, Tele2 has conducted impairment tests per January 1 and December 31, 2004. The tests imply no need for amortization.

IFRS clarifies the criteria for identifying and accounting for certain types of assets in conjunction with acquisitions. IFRS 3 explains various identifiable acquired intangible assets such as customer relations, patents, licenses, brands, agreements etc and determines that they are to be assessed at market value at the time of acquisition and accounted separately from goodwill. Tele2 has analysed its acquisitions conducted in 2004 and concluded that the established valuations fulfil the requirements of IFRS.

b) Financial leasing

Tele2 has certain rental agreements that previously were accounted for as operational leasing, as they were entered into prior to January 1, 1997, and that, according to a transitional rule, are not included in the Swedish Financial Accounting Standards Council’s recommendation RR6:99, but that according to IAS 17 are to be accounted for as finance lease agreements.

c) Minority interest

According to IAS 1, minority interests are included as a separate component in shareholders’ equity in the balance sheet, which differs from present rules that prescribe minority interests to be included as an item between liabilities and equity. The minority interest is to be included as a part of net profit in the income statement. The profit attributable to the owners of the parent company and to the minority owners in subsidiaries, are then separately specified below the net profit line.

Group depreciation/amortization
Group depreciation/amortization is previously reported as a separate line in the segment reporting. According to IFRS group depreciation/amortization is now divided between respective market areas.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: July 29, 2005